Mail Stop 3561

      April 17, 2006

Via U.S. Mail

Mr. Jay Strauss, Esq.
Deutsche Alt-A Securities, Inc.
60 Wall Street
New York, NY 10005

Re:	Deutsche ALT-A Securities, Inc.
	Amendment No. 2 to Registration Statement on Form S-3
	Filed April 4, 2006
      File No. 333-131600

Dear Mr. Strauss,

      We have reviewed your responses to the comments in our letter dated March 31, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel via email. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Certificates Supplement

Cover Page
1. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation
AB for the definition of issuing entity and revise to refer to the issuing entity, as opposed to the trust.

Summary, page S-1
2. We reissue comment 2 of our letter dated March 31, 2006, in part.
Please expand your disclosure regarding the prefunding account to include bracketed language indicating the amount of proceeds to be deposited in the account. See Item 1103(a)(5)(ii) of Regulation AB.
Additionally, revise the disclosure in the summary section of your second prospectus supplement to include bracketed language regarding both the percentage of the asset pool represented by the prefunding account and the amount of proceeds to be deposited into the prefunding account.

Historical Delinquency of the Mortgage Loans Since Origination, page
S-28
3. We note that you have removed the footnote to the delinquency chart. As there no longer appears to be a limit on the number of days past due a mortgage loan may be as of the cut-off date, please confirm that no non-performing assets will be part of the asset pool as of the cut-off date. Refer to Item 1101(c)(2)(iii) of Regulation AB.

Notes Supplement

Summary
4. While we note the revisions you have made in response to
comment 9
of our letter dated March 31, 2006, please further expand your disclosure to provide the percentage of the asset pool and any class or series of the asset-backed securities represented by the
revolving
period.  Refer to Item 1103(a)(5)(iv) of Regulation AB.
5. We note the disclosure you have provided in response to comment
6
of our letter dated March 31, 2006. On page 10 of the summary you describe how losses not covered by overcollateralization would be allocated, while on page 25 you describe how losses not covered by overcollateralization and payments made under the insurance policy would be allocated. Please revise to discuss losses not covered by the insurance policy in the summary, as well.

Base Prospectus

Description of Credit Support, page 71
6. We reissue comment 11 of our letter dated March 31, 2006, in part.
While we note that you have revised to delete the last sentence of the third paragraph of this section, the second paragraph continues to indicate that one form of credit support may be drawn upon by more than one series of securities. Please revise to remove this language.

Derivative Products Related to the Securities, page 75
7. While we note your response to comment 12 of our letter dated
March
31, 2006, please either confirm that any derivatives you may use will
be limited to interest and currency agreements or revise your disclosure to clearly indicate the types of derivatives you may use.
In this regard, we note that your disclosure at the bottom of page
75
seems to indicate that all derivative arrangements would be limited to interest rate agreements. However, the revisions you have made at the bottom of page 76 indicate that you may also use market value swaps.
Accordingly, revise your filing to clearly limit the types of derivative arrangements you may enter into or remove the language at the bottom of page 76 and confirm for us that any derivatives you use will be limited to interest and currency agreements.

Purchase Obligations, page 76
8. We reissue comment 14 of our letter dated March 31, 2006. Please describe each type of purchase obligation. For example, describe how a liquidity facility, remarketing agreement and maturity guarantee would work, as well as how each of the other listed purchase obligations would work.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3454.


								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (212) 912-7751
	Serena M. Mentor, Esq.
	Lana Deharveng, Esq.
	Thacher Proffitt & Wood LLP
Mr. Jay Strauss, Esq.
Deutsche Alt-A Securities, Inc.
April 17, 2006
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